UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

GMX RESOURCES INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

38011M108

(CUSIP Number)

December 7, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 38011M108	Page 2 of 32 Pages

(1)	Name of reporting persons: GSO Palmetto Opportunistic Investment Partners LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 472,608
(6) Shared voting power: 0
(7) Sole dispositive power: 472,608
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 472,608
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 0.5%*
(12)	Type of reporting person (see instructions): PN

*	Based on 98,640,548 shares of Common Stock outstanding pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012.

13G

CUSIP No. 38011M108	Page 3 of 32 Pages

(1)	Name of reporting persons: GSO Credit-A Partners LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 458,039
(6) Shared voting power: 0
(7) Sole dispositive power: 458,039
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 458,039
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 0.5%*
(12)	Type of reporting person (see instructions): PN

*	Based on 98,640,548 shares of Common Stock outstanding pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012.

13G

CUSIP No. 38011M108	Page 4 of 32 Pages

(1)	Name of reporting persons: GSO Special Situations Fund LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 3,030,897
(6) Shared voting power: 0
(7) Sole dispositive power: 3,030,897
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 3,030,897
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 3.1%*
(12)	Type of reporting person (see instructions): PN

*	Based on 98,640,548 shares of Common Stock outstanding pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012.

13G

CUSIP No. 38011M108	Page 5 of 32 Pages

(1)	Name of reporting persons: GSO Special Situations Overseas Master Fund Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 2,795,955
(6) Shared voting power: 0
(7) Sole dispositive power: 2,795,955
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 2,795,955
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 2.8%*
(12)	Type of reporting person (see instructions): CO

*	Based on 98,640,548 shares of Common Stock outstanding pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012.

13G

CUSIP No. 38011M108	Page 6 of 32 Pages

(1)	Name of reporting persons: GSO Special Situations Overseas Fund Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 2,795,955
(6) Shared voting power: 0
(7) Sole dispositive power: 2,795,955
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 2,795,955
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 2.8%*
(12)	Type of reporting person (see instructions): CO

*	Based on 98,640,548 shares of Common Stock outstanding pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012.

13G

CUSIP No. 38011M108	Page 7 of 32 Pages

(1)	Name of reporting persons: GSO Palmetto Opportunistic Associates LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 472,608
(6) Shared voting power: 0
(7) Sole dispositive power: 472,608
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 472,608
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 0.5%*
(12)	Type of reporting person (see instructions): OO

*	Based on 98,640,548 shares of Common Stock outstanding pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012.

13G

CUSIP No. 38011M108	Page 8 of 32 Pages

(1)	Name of reporting persons: GSO Credit-A Associates LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 458,039
(6) Shared voting power: 0
(7) Sole dispositive power: 458,039
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 458,039
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 0.5%*
(12)	Type of reporting person (see instructions): OO

*	Based on 98,640,548 shares of Common Stock outstanding pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012.

13G

CUSIP No. 38011M108	Page 9 of 32 Pages

(1)	Name of reporting persons: GSO Holdings I L.L.C.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 930,647
(6) Shared voting power: 0
(7) Sole dispositive power: 930,647
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 930,647
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 0.9%*
(12)	Type of reporting person (see instructions): OO

*	Based on 98,640,548 shares of Common Stock outstanding pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012.

13G

CUSIP No. 38011M108	Page 10 of 32 Pages

(1)	Name of reporting persons: GSO Capital Partners LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 5,826,852
(6) Shared voting power: 0
(7) Sole dispositive power: 5,826,852
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 5,826,852
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 6.0%*
(12)	Type of reporting person (see instructions): PN

*	Based on 98,640,548 shares of Common Stock outstanding pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012.

13G

CUSIP No. 38011M108	Page 11 of 32 Pages

(1)	Name of reporting persons: GSO Advisor Holdings L.L.C.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 5,826,852
(6) Shared voting power: 0
(7) Sole dispositive power: 5,826,852
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 5,826,852
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 6.0%*
(12)	Type of reporting person (see instructions): OO

*	Based on 98,640,548 shares of Common Stock outstanding pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012.

13G

CUSIP No. 38011M108	Page 12 of 32 Pages

(1)	Name of reporting persons: Blackstone Holdings I L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 6,757,499
(6) Shared voting power: 0
(7) Sole dispositive power: 6,757,499
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 6,757,499
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 6.9%*
(12)	Type of reporting person (see instructions): PN

*	Based on 98,640,548 shares of Common Stock outstanding pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012.

13G

CUSIP No. 38011M108	Page 13 of 32 Pages

(1)	Name of reporting persons: Blackstone Holdings I/II GP Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 6,757,499
(6) Shared voting power: 0
(7) Sole dispositive power: 6,757,499
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 6,757,499
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 6.9%*
(12)	Type of reporting person (see instructions): CO

*	Based on 98,640,548 shares of Common Stock outstanding pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012.

13G

CUSIP No. 38011M108	Page 14 of 32 Pages

(1)	Name of reporting persons: The Blackstone Group L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 6,757,499
(6) Shared voting power: 0
(7) Sole dispositive power: 6,757,499
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 6,757,499
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 6.9%*
(12)	Type of reporting person (see instructions): PN

*	Based on 98,640,548 shares of Common Stock outstanding pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012.

13G

CUSIP No. 38011M108	Page 15 of 32 Pages

(1)	Name of reporting persons: Blackstone Group Management L.L.C.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 6,757,499
(6) Shared voting power: 0
(7) Sole dispositive power: 6,757,499
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 6,757,499
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 6.9%*
(12)	Type of reporting person (see instructions): OO

*	Based on 98,640,548 shares of Common Stock outstanding pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012.

13G

CUSIP No. 38011M108	Page 16 of 32 Pages

(1)	Name of reporting persons: Stephen Schwarzman
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 6,757,499
(6) Shared voting power: 0
(7) Sole dispositive power: 6,757,499
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 6,757,499
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 6.9%*
(12)	Type of reporting person (see instructions): IN

*	Based on 98,640,548 shares of Common Stock outstanding pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012.

13G

CUSIP No. 38011M108	Page 17 of 32 Pages

(1)	Name of reporting persons: Bennett J. Goodman
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 0
(6) Shared voting power: 6,757,499
(7) Sole dispositive power: 0
(8) Shared dispositive power: 6,757,499
(9)	Aggregate amount beneficially owned by each reporting person: 6,757,499
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 6.9%*
(12)	Type of reporting person (see instructions): IN

*	Based on 98,640,548 shares of Common Stock outstanding pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012.

13G

CUSIP No. 38011M108	Page 18 of 32 Pages

(1)	Name of reporting persons: J. Albert Smith III
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 0
(6) Shared voting power: 6,757,499
(7) Sole dispositive power: 0
(8) Shared dispositive power: 6,757,499
(9)	Aggregate amount beneficially owned by each reporting person: 6,757,499
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 6.9%*
(12)	Type of reporting person (see instructions): IN

*	Based on 98,640,548 shares of Common Stock outstanding pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012.

13G

CUSIP No. 38011M108	Page 19 of 32 Pages

(1)	Name of reporting persons: Douglas I. Ostrover
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 0
(6) Shared voting power: 6,757,499
(7) Sole dispositive power: 0
(8) Shared dispositive power: 6,757,499
(9)	Aggregate amount beneficially owned by each reporting person: 6,757,499
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 6.9%*
(12)	Type of reporting person (see instructions): IN

*	Based on 98,640,548 shares of Common Stock outstanding pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012.

Item 1.	(a). Name of Issuer

GMX Resources Inc. (the “Company”)

(b).  Address of Issuer’s Principal Executive Offices:

One Benham Place, 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114

Item 2(a).	Name of Person Filing

Each of the following persons is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

•	GSO Palmetto Opportunistic Investment Partners LP

•	GSO Credit-A Partners LP

•	GSO Special Situations Fund LP

•	GSO Special Situations Overseas Master Fund Ltd.

•	GSO Special Situations Overseas Fund Ltd.

•	GSO Palmetto Opportunistic Associates LLC

•	GSO Credit-A Associates LLC

•	GSO Holdings I L.L.C.

•	GSO Capital Partners LP

•	GSO Advisor Holdings L.L.C.

•	Blackstone Holdings I L.P.

•	Blackstone Holdings I/II GP Inc.

•	The Blackstone Group L.P.

•	Blackstone Group Management L.L.C.

•	Stephen A. Schwarzman

•	Bennett J. Goodman

•	J. Albert Smith III

•	Douglas I. Ostrover

Item 2(b).	Address of Principal Business Office

The address or principal business office of each of GSO Palmetto Opportunistic Investment Partners LP, GSO Credit-A Partners LP, GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd., GSO Special Situations Overseas Fund Ltd., GSO Palmetto Opportunistic Associates LLC, GSO Credit-A Associates LLC, GSO Holdings I L.L.C., GSO Capital Partners LP, GSO Advisor Holdings L.L.C., Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover is c/o GSO Capital Partners LP, 345 Park Avenue, New York, NY 10154.

The address or principal business office of each of Blackstone Holdings I L.P., Blackstone Holdings I/II GP Inc., The Blackstone Group L.P., Blackstone Group Management L.L.C. and Stephen A. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

Item 2(c).	Citizenship

Each of GSO Palmetto Opportunistic Investment Partners LP, GSO Credit-A Partners LP, GSO Special Situations Fund LP, GSO Holdings I L.L.C., GSO Capital Partners LP, GSO Advisor Holdings L.L.C., GSO Palmetto Opportunistic Associates LLC, GSO Credit-A Associates LLC, Blackstone Holdings I L.P., Blackstone Holdings I/II GP Inc., The Blackstone Group L.P. and Blackstone Group Management L.L.C. is a Delaware limited partnership, limited liability company or corporation.

Each of GSO Special Situations Overseas Master Fund Ltd. and GSO Special Situations Overseas Fund Ltd. is a Cayman Islands corporation.

Each of Stephen A. Schwarzman, Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

38011M108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page.

(b)	Percent of class:

Pursuant to the GMX Resources Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed with the Securities Exchange Commission on November 9, 2012, reporting 82,661,295 shares of Common Stock outstanding on November 7, 2012, and giving effect to the issuance of 15,979,253 shares of Common Stock pursuant to the Commitment Agreement described in the GMX Resources Inc. Current Report on Form 8-K filed on November 9, 2012, the ownership percentages are based on 98,640,548 shares of Common Stock outstanding. Based on this number of outstanding shares of Common Stock, each of the Reporting Persons is or may be deemed to be the beneficial owner of the percentage of the total number of outstanding shares of Common Stock listed on such Reporting Person’s cover page.

GSO Palmetto Opportunistic Investment Partners LP and GSO Credit-A Partners LP respectively hold 472,608 and 450,039 shares of Common Stock. GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd. respectively hold 3,030,897 and 2,795,955 shares of Common Stock (GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd., collectively, with GSO Palmetto Opportunistic Investment Partners LP and GSO Credit-A Partners LP, the “GSO Funds”).

GSO Palmetto Opportunistic Associates LLC is the general partner of GSO Palmetto Opportunistic Investment Partners LP. GSO Credit-A Associates LLC is the general partner of GSO Credit-A Partners LP. GSO Holdings I L.L.C. is the managing member of each of GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC.

GSO Special Situations Overseas Master Fund Ltd. is a wholly owned subsidiary of GSO Special Situations Overseas Fund Ltd. GSO Capital Partners LP serves as the investment manager of GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd. and GSO Special Situations Overseas Fund Ltd.

GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP. Blackstone Holdings I L.P. is a managing member of each of GSO Holdings I L.L.C. and GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

In addition, each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover may be deemed to have shared voting power and/or investment power with respect to the Common Stock held by the GSO Funds.

Each such Reporting Person may be deemed to beneficially own the Common Shares beneficially owned by the GSO Funds directly or indirectly controlled by it or him, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the GSO Funds identified is directly holding shares of Common Stock) is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock and any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

(c)	Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:

See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2012

GSO Palmetto Opportunistic Investment Partners LP
By: GSO Palmetto Opportunistic Associates LLC, its general partner

By: /s/ Marisa Beeney

Name: Marisa Beeney

Title: Authorized Signatory

GSO Credit A-Partners LP

By: GSO Credit-A Associates LLC, its general partner

By: /s/ Marisa Beeney

Name: Marisa Beeney

Title: Authorized Signatory

GSO Special Situations Fund LP

By: /s/ Marisa Beeney

Name: Marisa Beeney

Title: Authorized Signatory

GSO Special Situations Overseas Master Fund Ltd.

By: /s/ Marisa Beeney

Name: Marisa Beeney

Title: Authorized Signatory

GSO Special Situations Overseas Fund Ltd.

By: /s/ Marisa Beeney

Name: Marisa Beeney

Title: Authorized Signatory

GSO Holdings I L.L.C.

By: /s/ John G. Finley

Name: John G. Finley

Title: Chief Legal Officer

GSO Capital Partners LP

By: /s/ Marisa Beeney

Name: Marisa Beeney

Title: Authorized Signatory

GSO Advisor Holdings L.L.C.

By: Blackstone Holdings I L.P., its sole member

By: Blackstone Holdings I/II GP Inc., its general partner

By: /s/ John G. Finley

Name: John G. Finley

Title: Chief Legal Officer

Blackstone Holdings I L.P.
By: Blackstone Holdings I/II GP Inc., its general partner
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Holdings I/II GP Inc.
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

The Blackstone Group L.P.
By: Blackstone Group Management L.L.C., its general partner
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Group Management L.L.C.
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

By: /s/ Stephen A. Schwarzman
Stephen A. Schwarzman

Bennett J. Goodman
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

J. Albert Smith III
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

Douglas I. Ostrover
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated December 17, 2012, among the Reporting Persons (filed herewith).

Exhibit B	Power of Attorney, dated June 8, 2010, granted by Bennett J. Goodman in favor of Marisa Beeney.

Exhibit C	Power of Attorney, dated June 8, 2010, granted by J. Albert Smith in favor of Marisa Beeney.

Exhibit D	Power of Attorney, dated June 8, 2010, granted by Douglas I. Ostrover in favor of Marisa Beeney.

Exhibit A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing of GSO Palmetto Opportunistic Investment Partners LP, GSO Credit-A Partners LP, GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd, GSO Special Situations Overseas Fund Ltd., GSO Holdings I L.L.C., GSO Capital Partners LP, GSO Advisor Holdings L.L.C., Blackstone Holdings I L.P., Blackstone Holdings I/II GP Inc., The Blackstone Group L.P., Blackstone Group Management L.L.C., Bennett J. Goodman, J. Albert Smith III, Douglas I. Ostrover, and Stephen A. Schwarzman, on behalf of each of them of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of GMX Resources Inc., a Delaware corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 17th day of December 2012.

GSO Palmetto Opportunistic Investment Partners LP
By: GSO Palmetto Opportunistic Associates LLC, its general partner
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO Credit A-Partners LP
By: GSO Credit-A Associates LLC, its general partner
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO Special Situations Fund LP
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO Special Situations Overseas Master Fund Ltd.
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO Special Situations Overseas Fund Ltd.
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO Holdings I L.L.C.
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

GSO Capital Partners LP
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO Advisor Holdings L.L.C.
By: Blackstone Holdings I L.P., its sole member
By: Blackstone Holdings I/II GP Inc., its general partner
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Holdings I L.P.
By: Blackstone Holdings I/II GP Inc., its general partner
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Holdings I/II GP Inc.
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

The Blackstone Group L.P.
By: Blackstone Group Management L.L.C., its general partner
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Group Management L.L.C.
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

By: /s/ Stephen A. Schwarzman
Stephen A. Schwarzman

Bennett J. Goodman
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

J. Albert Smith III
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

Douglas I. Ostrover
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

Exhibit B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, BENNETT J. GOODMAN, hereby make, constitute and appoint MARISA BEENEY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with GSO Capital Partners LP and each of its affiliates or entities advised by me or GSO Capital Partners LP, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of June, 2010.

/s/ BENNETT J. GOODMAN
Bennett J. Goodman

Exhibit C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, J. ALBERT SMITH III, hereby make, constitute and appoint MARISA BEENEY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with GSO Capital Partners LP and each of its affiliates or entities advised by me or GSO Capital Partners LP, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of June, 2010.

/s/ J. ALBERT SMITH III
J. Albert Smith III

Exhibit D

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, DOUGLAS I. OSTROVER, hereby make, constitute and appoint MARISA BEENEY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with GSO Capital Partners LP and each of its affiliates or entities advised by me or GSO Capital Partners LP, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of June, 2010.

/s/ DOUGLAS I. OSTROVER
Douglas I. Ostrover